河北华兴医院文件

Hebei Huaxing Hospital

Clinical observation of the effectiveness of the Smokers Tablet

This test involves 200 persons who have a history of smoking for varying periods.

Objective:

To observe the effectiveness of the Smokers Tablet in eliminating the negative effects caused by smoking such as: coughing, phlegm, pharyngoxerosis, asthma, and breathing irregularities.

Method:

Laboratory tests to compare results of:

a) Blood – conventional check.
b) Gas analysis of artery blood.
c) Phlegm check
d) X-ray check
e) Pulmonary function check

Selection criteria:

Selected candidates will have symptoms of coughing, phlegm, pharyngoxerosis, asthma and breathing irregularities for many years.
150 males and 50 females are included in the test, of which 100 have been smoking for 5 - 10 years, and 100 for over 15 years.
Those who had chronic bronchitis, asthma, phthisic and pharyngitis, as well as respiratory and heart blood vessel illnesses were excluded from the tests.